3-1-2004

04001920

VF 2-26-04

...TED STATES
...EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65167 |

RECEIVED FEB 24 2004 SECTION 187

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kiwi Partners Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Soundview Lane
(No. and Street)

| Sands Point | NY | 10050 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 515 Madison Avenue | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Clive R. Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kiwi Partners Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Clive R. Holmes
Signature

Chairman
Title

Veronica D. de los Santos
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KIWI PARTNERS SECURITIES INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION
## PURSUANT TO RULE 17a-5
## of the SECURITIES EXCHANGE ACT of 1934

DECEMBER 31, 2003

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Kiwi Partners Securities Inc.

We have audited the accompanying statement of financial condition of Kiwi Partners Securities Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kiwi Partners Securities Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 20, 2004

KIWI PARTNERS SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 171,444 |
| Accounts receivable | 54,184 |
| Computer equipment, net of accumulated depreciation of $857 | 1,715 |
| Total Assets | $ 227,343 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accrued expenses | $ 33,022 |
| Income taxes payable | 49,468 |
| Total Liabilities | 82,490 |
| Stockholder's Equity | |
| Common stock, no par value, 20,000 shares authorized, 1,600 shares issued and outstanding | 125,000 |
| Retained earnings | 19,853 |
| Total Stockholder's Equity | 144,853 |
| Total Liabilities and Stockholder's Equity | $ 227,343 |

The accompanying notes are an integral part of these financial statements.

# KIWI PARTNERS SECURITIES INC.
# STATEMENT OF OPERATIONS
# FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Revenues: | |
| Advisory fees | $ 706,556 |
| Other income | 10,098 |
| Total Revenues | 716,654 |
| Expenses: | |
| Salaries and related expenses | 248,362 |
| Communications | 19,431 |
| Travel, entertainment and promotion | 47,258 |
| Professional fees | 148,775 |
| Insurance | 45,627 |
| Office and other | 66,894 |
| Total Expenses | 576,347 |
| Net income before taxes | 140,307 |
| Provision for income taxes | 49,468 |
| Net Income | $ 90,839 |

The accompanying notes are an integral part of these financial statements.

KIWI PARTNERS SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

| | Number of Shares Issued | Common Stock | Retained Deficit | Total |
|---|---|---|---|---|
| Balances, January 1, 2003 | 1,600 | $ 125,000 | $ (70,986) | $ 54,014 |
| Net income | - | - | 90,839 | 90,839 |
| Balances, December 31, 2003 | 1,600 | $ 125,000 | $ 19,853 | $ 144,853 |

The accompanying notes are an integral part of these financial statements.

# KIWI PARTNERS SECURITIES INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net income | $ 90,839 |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 857 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (20,460) |
| Prepaid expenses | 395 |
| Accrued Expenses | 66,464 |
| Net Cash Provided By Operating Activities | 138,095 |
| Cash Flows From Investing Activities: | |
| Purchase of fixed assets | (2,572) |
| Net increase in cash and cash equivalents | 135,523 |
| Cash and cash equivalents, beginning of year | 35,921 |
| Cash and cash equivalents, end of year | $ 171,444 |
| Supplemental Cash Flow Disclosure: | |
| Interest paid | $ 139 |

The accompanying notes are an integral part of these financial statements.

KIWI PARTNERS SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 – Organization:

Kiwi Partners Securities Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company was founded in December 14, 2001 under the laws of the state of New York and received its approval from the NASD on June 7, 2002. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of an office in the New York City metropolitan area.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting standards.

Revenue Recognition:

The Company records advisory fees as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation:

Depreciation is provided on a straight-line basis over the estimated useful life of the asset.

Income Taxes:

The Company is subject to federal and state income taxes on its taxable income. Prior to 2003, the Company filed as an "S" Corporation and did not provide for income tax expense.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Income Taxes:

The provision for income taxes consists of the following:

| | |
|---|---|
| Federal | $38,071 |
| State | 11,397 |
| | $49,468 |

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 5 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2003, the Company had net capital of $88,954, which exceeded its requirement by $83,455.

# KIWI PARTNERS SECURITIES INC.
## COMPUTATION OF NET CAPITAL
## UNDER NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2003

| | | |
|---|---|---|
| Stockholder's Equity | | $ 144,853 |
| Less: | | |
| Non-allowable assets, as follows: | | |
| Accounts receivable | (54,184) | |
| Prepaid expenses | (1,715) | (55,899) |
| Net Capital | | $ 88,954 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
## DECEMBER 31, 2003

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Minimum dollar net capital requirement based on one-eighth of aggregate indebtedness | $ 5,499 |
| Net capital requirement (greater of the above) | $ 5,499 |
| Excess net capital | $ 83,455 |
| Excess net capital at 1000% | $ 80,705 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS
## DECEMBER 31, 2003

| | |
|---|---|
| Total A.I. liabilities from statement of financial condition | $ 82,490 |
| Percentage of aggregate indebtedness to net capital | 93% |

SCHEDULE II

KIWI PARTNERS SECURITIES INC.
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2003

An exemption from Rule 15c3-3 is claimed based on exemption (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL (RULE 15c3-1)
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

There were no reconciling items from the Focus Part II filed for the quarter ended December 31, 2003.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

The Board of Directors
Kiwi Partners Securities Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Kiwi Partners Securities Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 20, 2004